Exhibit 99.9

Bespoke Capital Acquisition Corp. (the ‘‘Corporation’’) has restated its previously reported unaudited interim financial statements for the three months and nine months ended September 30, 2020 and all related disclosures to reflect the use of U.S. generally accepted accounting principles. The unaudited restated interim financial statements replaces and supersedes the respective previously filed original unaudited interim financial statements.

BESPOKE CAPITAL ACQUISITION CORP. INTERIM FINANCIAL STATEMENTS

For The Three And Nine Months Ended September 30, 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Bespoke Capital Acquisition Corp.

CONDENSED BALANCE SHEETS

	September 30, 2020
	(Unaudited)	December 31, 2019
ASSETS

Current assets
Cash	$2,673,285	$4,182,004
Prepaid expenses	223,060	141,647
Total current assets	2,896,345	4,323,651
Investments held in Trust Account	363,993,680	362,255,356
Total assets	$366,890,025	$366,579,007

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$242,264	$176,738
Due to related party	-	35,737
Income taxes payable	129,230	193,963
Total current liabilities	371,494	406,438
Deferred underwriters' commission	13,500,000	13,500,000
Total liabilities	$13,871,494	$13,906,438

Commitments and Contingencies
Class A Restricted Voting Shares, 36,000,000 shares subject to redemption	$363,276,022	$361,646,410

Stockholders' Equity (Deficiency)
Class A Restricted Voting Shares, 0 shares issued and outstanding (excluding 36,000,000 shares subject to possible redemption)	-	-
Class B Shares, 9,000,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	-	-
Accumulated deficit	(10,282,491)	(8,998,841)
Total stockholders' deficiency	$(10,257,491)	$(8,973,841)
Total liabilities and stockholders' deficiency	$366,890,025	$366,579,007

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Bespoke Capital Acquisition Corp.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended September 30, 2020	Period from July 8, 2019 (inception) To September 30, 2019 (1)	Nine Months Ended September 30, 2020
Expenses
General and administrative	$664,966	$466,788	$1,457,077
Loss from operations	664,966	466,788	1,457,077

Other income
Investment income	64,709	623,355	2,232,345
(Loss) income before income tax (benefit) expense	(600,257)	156,567	775,268
Income tax expense	229,271	-	429,307

Net (loss) income	$(829,528)	$156,567	$345,961

Basic and diluted net income per Class A Restricted Voting Share	$0.00	$0.55	$0.05
Weighted average number of Class A Restricted Voting Shares outstanding (basic and diluted)	36,000,000	19,564,706	36,000,000

Basic and diluted net loss per Class B share	$(0.10)	$(1.97)	$(0.14)
Weighted average number of Class B shares outstanding (basic and diluted)	9,000,000	5,338,971	9,000,000

(1) Earnings allocated to Class A Restricted Voting Shares includes accretion of a dividend related the to the allocation of the fair value of the warrants on Class A Restricted Units of $10,237,500.

See accompanying notes to condensed financial statements.

2

Bespoke Capital Acquisition Corp.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

	Class A		Class B		Additional Paid-in	Retained Earnings (Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Capital	Deficit)	(Deficiency)
Balance at July 8, 2019 (incorporation)	-	$-	-	$-	$-	$-	$-
Issuance of Class B Shares to Sponsor upon organization	-	-	1	10	-	-	10
Issuance of Class A Restricted Voting Shares in initial public offering, net of underwriting costs	35,000,000	-	-	-	329,622,961	-	329,622,961
Issuance of warrants	-	-	-	-	12,000,000	-	12,000,000
Issuance of Class B Shares	-	-	10,062,499	24,990	-	-	24,990
Issuance of Class A Restricted Voting Shares in over-allotment option	1,000,000	-	-	-	10,000,000	-	10,000,000
Forfeiture of Class B Shares	-	-	(1,062,500)	-		-	-
Initial shares subject to possible redemption and dividend accretion	(36,000,000)	-	-	-	(351,622,961)	(8,377,039)	(360,000,000)
Change in value of Class A Restricted Voting Shares subject to redemption		-	-	-	-	(1,646,410)	(1,646,410)
Net income for the period	-	-	-	-	-	1,024,608	1,024,608

Balance December 31, 2019	-	$-	9,000,000	$25,000	-	$(8,998,841)	$(8,973,841)

Change in value of Class A Restricted Voting Shares subject to redemption	-	-	-	-		(1,629,611)	(1,629,611)
Net income for the period	-	-	-	-	-	345,961	345,961
Balance September 30, 2020	-	$-	9,000,000	$25,000	$-	$(10,282,491)	$(10,257,491)

See accompanying notes to condensed financial statements.

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Bespoke Capital Acquisition Corp.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30, 2020	Period From July 8, 2019 (Inception) To December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$345,961	$1,024,608
Adjustments to reconcile net income to net cash used in operating activities:
Investment income earned on investments held in Trust Account	(2,232,345)	(2,255,356)
Changes in operating assets and liabilities
Prepaid expenses	(81,413)	(141,646)
Accounts payable and accrued expenses	65,527	176,737
Income taxes payable	(64,732)	193,963
Due to related party, net	(35,737)	35,737
Net cash used in operating activities	(2,002,739)	(965,957)

CASH FLOWS FROM INVESTING ACTIVITIES
Principal deposits in Trust Account	-	(360,000,000)
Interest released from Trust Account	494,020	-
Net cash used in investing activities	494,020	(360,000,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Class A Restricted Voting Shares, net of offering costs	-	353,122,961
Proceeds from issuance of Class B Shares	-	25,000
Proceeds from issuance of Founders' Warrants	-	12,000,000
Net cash provided by financing activities	-	365,147,961

Net change in cash	(1,508,719)	4,182,004

Cash, beginning of period	4,182,004	-
Cash, end of period	$2,673,285	$4,182,004

Non-cash financing activities
Deferred underwriters' commission	$-	$13,500,000
Reclassification of Class A Restricted Voting Shares subject to redemption	$-	$360,000,000
Change in value of Class A Restricted Voting Shares subject to redemption	$1,629,611	$1,646,410

See accompanying notes to condensed financial statements.

4

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 - Description of Organization and Business Operations

Bespoke Capital Acquisition Corp. (the “Corporation”) was incorporated on July 8, 2019 under the Business Corporations Act (British Columbia), and is domiciled in Canada. The Corporation is a special purpose acquisition corporation which was formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination (a “Business Combination”). The Corporation intends to identify and execute on a Business Combination to acquire several complementary companies as part of its Business Combination to form a leading vertically integrated international company, within a specified 18 month period, from August 15, 2019 (the “Closing Date”) (or 21 months from the Closing Date if the Corporation has executed a definitive agreement for a Business Combination within 18 months from the Closing Date but has not completed a Business Combination within such 18-month period) (the “Permitted Timeline”) (also see Note 10). The Corporation is not limited to a particular industry or geographic region for the purposes of completing a Business Combination (also see Note 9).

As of September 30, 2020, the Corporation had not commenced operations. All activity for the period from July 8, 2019 (inception) through September 30, 2020 relates to the Corporation’s formation, its initial public offering described below, and the pursuit of a Business Combination. The Corporation will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Corporation will generate non-operating income in the form of interest income on cash and restricted investments from the proceeds derived from its initial public offering.

The Corporation’s sponsor is Bespoke Sponsor Capital LP (the “Sponsor”). The Sponsor is indirectly controlled by Bespoke Capital Partners, LLC, a private equity firm founded by certain Corporation’s directors.

On August 15, 2019, the Corporation completed its initial public offering (the “Offering”) of 35,000,000 Class A Restricted Voting Units at $10.00 per Class A Restricted Voting Unit (Note 3). Each Class A Restricted Voting Unit is comprised of a Class A Restricted Voting Share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of a Business Combination and will expire on the day that is five years after the Closing Date of a Business Combination or earlier.

Concurrent with the Offering Date, the Corporation issued 12,000,000 Warrants (the “Founder’s Warrants”) to the Sponsor at an offering price of $1.00 per Founder’s Warrants for aggregate proceeds of $12,000,000.

Following the closing of the Offering, an amount of $350,000,000 from the proceeds of the sale of the Class A Restricted Voting Units in the Offering was placed in trust with TSX Trust Corporation, as “Escrow Agent”, in an escrow account (the “Escrow Account” and “Trust Account”) at a Canadian chartered bank, in accordance with the escrow agreement.

The proceeds may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Corporation meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Corporation.

The Class A Restricted Voting Units commenced trading on August 15, 2019 on the Toronto Stock Exchange (the “Exchange”) under the symbol “BC.V”. and separated into Class A Restricted Voting Shares and the Warrants on September 24th, 2019, under the symbols “BC.U” and “BC.WT.U”, respectively. The Class B Shares (as defined below) will not be registered prior to a Business Combination. Prior to any Business Combination, the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares are redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

5

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

On September 13, 2019, the underwriters notified the Corporation of their partial exercise of the over-allotment option (the "Over-Allotment Option") and purchased an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units were issued. Following the closing of the Over-Allotment Option, an additional $10,000,000 was placed in the Trust Account, resulting in $360,000,000 held in the Trust Account.

The Corporation issued 10,062,500 shares of Class B stock to the Sponsor at a price of $0.0029 per share for aggregate proceeds of $25,000. Upon the partial exercise of the Over-Allotment Option, the Sponsor relinquished 1,062,500 of such shares. At September 30, 2020 and December 31, 2019, the Sponsor owns 9,000,000 Class B Shares (also referred to as “Founder’s Shares”) representing a 100% interest in the Class B Shares (approximately 20% of the total Class A Restricted Voting Shares and Class B Shares).

Holders of the Founders Shares and Founders Warrants have no access to the Trust Account prior to or following the Closing Date of a Business Combination in respect of such securities. If the Corporation fails to complete a Business Combination within the Permitted Timeline or seeks an extension to the Permitted Timeline, the Sponsor will be entitled to redeem any Class A Restricted Voting Shares it is holding as a result of any purchases pursuant to or following the Offering.

The escrowed funds will enable the Corporation to: (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Business Combination or an extension to the Permitted Timeline, or in the event a Business Combination does not occur within the Permitted Timeline); (ii) fund the Business Combination with the net proceeds following payment of any such redemptions and deferred underwriting commission; and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds may also be used to pay the: (i) the Underwriters the portion of the Deferred Underwriting Commission provided in the Underwriting Agreement in an amount equal to $11,700,000; and (ii) the Discretionary Deferred Portion in an amount equal to $1,800,000, to such person(s) as is designated by the Corporation, all in accordance with the terms of the Underwriting Agreement, upon the completion of a Business Combination. The Discretionary Deferred Portion will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Business Combination, in accordance with the terms of the Underwriting Agreement.

In connection with the Closing Date of a Business Combination within the Permitted Timeline, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of: (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations.

If the Corporation is unable to consummate a Business Combination within the Permitted Timeline the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account, including any interest and other amounts earned thereon; less (B) an amount equal to the total of: (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares; and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected “Winding-Up” expenses and certain other related costs, each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

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Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Permitted Timeline, however, may be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval by the Corporation’s board of directors. If such approvals are obtained, holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their shares for redemption prior to the second business day before the shareholders’ meeting in respect of the extension. Upon the requisite approval of the extension of the Permitted Timeline, and subject to applicable law, the Corporation will be required to redeem such Class A Restricted Voting Shares so deposited at an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time of the meeting in respect of the extension, including any interest and other amounts earned thereon; less (B) an amount equal to the total of: (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares; and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. Such amount will not be reduced by the deferred underwriting commission per Class A Restricted Voting Share held in the escrow account.

Consummation of a Business Combination will require approval by a majority of the Corporation's directors, acceptance by the Toronto Stock Exchange and, where required under applicable law, shareholder approval. If the Corporation is unable to consummate a Business Combination within the permitted timeline, the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares for an amount per share as outlined above.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. All adjustments necessary in order to make the financial statements not misleading have been included, has been made. Operating results for the three and six months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. These unaudited condensed financial statements should be read in conjunction with the audited financial statements contained in the Company’s Form 40-F filed with the SEC on March 15, 2021.

Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the period presented.

Emerging Growth Corporation

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Corporation has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Corporation, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Corporation’s financial statement with another public Corporation that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

7

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Liquidity and Capital Resources

As of September 30, 2020, the Corporation held operating cash totaling $2,673,285 which is available to fund its ongoing working capital requirements. The Corporation anticipates generating negative cash flows from operating activities until a Business Combination has been completed. Thereafter, cashflow will depend on the nature and success of a Business Combination. The expenses relating to ongoing operating activities include professional fees, general and administration expenses, and costs associated with identifying and negotiating a Business Combination.

Currently, the Corporation does not expect to raise additional funds to meet its operating expenditures until the consummation of a Business Combination. Management expects, but it cannot be assured, that the Corporation will have sufficient funds outside of the Trust Account to operate the business.

To the extent that the Corporation requires additional funding for general ongoing expenses or in connection with a Business Combination, the Corporation may seek funding by way of unsecured loans from our Sponsor or its affiliates, which loans must be on reasonable commercial terms. The lender under the loans would not have recourse against the funds held in the Trust Account, and thus the loans will not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the Trust Account. Such loans may be repayable in cash or be convertible into shares and/or Warrants, however no such repayment or conversion shall occur prior to the closing of a Business Combination. The Corporation will not obtain any other form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; or (ii) contemporaneous with, or after, the completion of a Business Combination. Otherwise, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Trust Account.

Management has determined that the mandatory liquidation and subsequent dissolution, if the Corporation is unable to consummate a Business Combination within the Permitted Timeline, raises substantial doubt about the Corporation’s ability to continue as a going concern after February 15, 2021. On February 4, 2021, the Corporation announced that it entered into a transaction agreement (“Transaction Agreement”). The execution of the Transaction Agreement resulted in the automatic extension of the Corporation’s Permitted Timeline in which to close a qualifying transaction to May 15, 2021. While there is no guarantee that the Business Combination will be completed, management believes the completion of this Business Combination within the Permitted Timeline addresses this uncertainty. As such, no adjustments have been made to the carrying amounts of assets or liabilities that would be necessary should the Corporation be required to liquidate after May 15, 2021.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Corporation’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of a cash account held at financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Corporation has not experienced losses on these accounts and management believes the Corporation is not exposed to significant risks on such accounts.

8

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Marketable Securities

The Corporation’s portfolio of marketable securities is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Corporation, classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is recognized as gains or losses in the accompanying Statements of Operations. The estimated fair values of financial instruments are determined using available market information.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to evaluation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs. The Corporation uses the following three levels of inputs to measure fair value measurements:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the nine-month period ended September 30, 2020.

At September 30, 2020 and December 31, 2019, the carrying amount of the Corporation’s cash, prepaid expenses, accounts payable and accrued expenses approximate fair value due to their short-term nature. The Corporation’s portfolio of marketable securities is comprised of an investment in U.S. Treasury Bills with an original maturity of 180 days or less. Fair values for trading securities are determined using quoted market prices.

Class A Restricted Voting Shares Subject to Possible Redemption

Class A Restricted Voting Shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable Class A Restricted Voting Shares (including Class A Restricted Voting Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation’s control) are classified as temporary equity. At all other times, Class A Restricted Voting Shares are classified as shareholders’ equity. The Corporation’s Class A Restricted Voting Shares feature certain redemption rights that are considered to be outside of the Corporation’s control and subject to occurrence of uncertain future events. Accordingly, Class A Restricted Voting Shares subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Corporation’s balance sheets. Changes in redemption value are recorded in the period in which such change occurs.

9

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Class A Restricted Voting Shares may be considered restricted securities within the meaning of such term under securities laws. Prior to the completion of a Business Combination, holders of the Class A Restricted Voting Shares would not be entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. The holders of the Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the proposed Qualifying Acquisition, if required under applicable law, and any proposed extension to the Permitted Timeline) other than the election and/or removal of directors and auditors prior to Closing Date of a Business Combination. In lieu of holding an annual meeting prior to the Closing Date of a Business Combination, the Corporation is required to provide an annual update on the status of identifying and securing a Business Combination by way of a press release. The Corporation is authorized to issue an unlimited number of no-par value Class A Restricted Voting Shares prior to the Closing of a Business Combination

Income Taxes

The Corporation is subject to federal, provincial, and territorial taxes of Canada. The Corporation follows the asset and liability method of accounting for income taxes. The Corporation recognizes the tax benefit from an uncertain tax position only if it is more-likely-than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits as of September 30, 2020 and December 31, 2019. No amounts were accrued for the payment of interest and penalties for the nine-month period ended September 30, 2020 and the period from July 8, 2019 (inception) to December 31, 2019. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material impacts to its position.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Business Combination, the underlying structure of a Business Combination, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Business Combination differ significantly from estimates made, the ability of the Corporation to realize a deferred income tax asset could be materially impacted.

The Corporation is subject to income tax examinations by major taxing authorities since inception. These potential examinations may include questioning the timing and amount of deductions and compliance with federal, provincial, and territorial. The Corporation’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Share

The Corporation’s unaudited condensed statement of operations includes a presentation of income per share for shares subject to redemption in a manner similar to the two-class method of income per share.

Net income (loss) per share, basic and diluted for Class A Restricted Shares is calculated by dividing the investment income earned on the Trust Account less applicable income taxes, by the weighted average number of shares of Class A ordinary shares outstanding for the period. Net income (loss) per Class B share is computed by dividing the net earnings or loss attributable to shareholders by the weighted average number of shares outstanding during the period, excluding Class A Restricted Voting Shares subject to redemption. Diluted earnings or loss per share, where applicable, is calculated by adjusting the weighted average number of shares outstanding for dilutive instruments by applying the treasury stock method. At September 30, 2020, the Corporation had outstanding warrants to purchase 30,000,000 shares of common stock. These shares were excluded from the calculation of diluted net income (loss) per share of common stock because their inclusion would have been anti-dilutive. As a result, diluted net income (loss) per common share is the same as basic net income per common share for the periods presented.

10

Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Accordingly, basic, and diluted income per share is calculated as follows:

		Period from
		July 8, 2019
	Three Months	(inception)
	Ended	To
	September 30,	September 30,
	2020	2019 (1)
Net (loss) income	$(829,528)	156,568
Less: Income attributable to Class A common stock	(47,238)	(10,692,549)
Adjusted net loss attributable to Class B common stock	$(876,766)	(10,535,982)
Basic and diluted net income per Class A share	$0.00	0.55
Weighted average number of Class A shares outstanding (basic and diluted)	36,000,000	19,564,706
Basic and diluted net loss per Class B share	$(0.10)	(1.97)
Weighted average number of Class B shares outstanding (basic and diluted)	9,000,000	5,338,971

1)	Earnings allocated to Class A Restricted Voting Shares includes accretion of a dividend related the to the allocation of the fair value of the warrants on Class A Restricted Units of $10,237,500

Recent Accounting Pronouncements

The Corporation’s management does not believe that there are any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Corporation’s unaudited condensed financial statements.

Note 3 - Initial Public Offering

On August 15, 2019, the Corporation completed its Offering of 35,000,000 Class A Restricted Voting Units at $10.00 per Class A Restricted Voting Unit. On September 13, 2019, the underwriters partially exercised their Over-Allotment Option to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units were issued.

Each Class A Restricted Voting Unit is comprised of a Class A Restricted Voting Share and one-half of a share purchase Warrant. Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of the Business Combination and will expire on the day that is five years after the closing date of the Business Combination or earlier.

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Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the Closing Date price of the Common Shares equals or exceeds $18.00 per Common Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period. The exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger, or consolidation. The Warrants will not, however, be adjusted for issuances of shares at a price below their respective exercise prices.

Note 4 - Private Placement

Concurrent with the Closing Date, the Corporation issued 12,000,000 Warrants (the “Founder’s Warrants”) to the Sponsor at an offering price of $1.00 per Founder’s Warrants for aggregate proceeds of $12,000,000.

Each whole Warrant entitles the holder thereof to purchase one Class A Restricted Voting Share at an exercise price of $11.50, subject to anti-dilution adjustments. Warrants will become exercisable commencing 65 days after the completion of a Business Combination. If the Corporation does not complete a Business Combination, withing the Permitted Timeline, Warrants expire worthless.

At September 30, 2020 and December 31, 2019, the Corporation had 12,000,000 Founders’ Warrants issued and outstanding to the Sponsor. Founders’ Warrants are classified as stockholders’ equity in the Corporation’s balance sheet.

Note 5 - Stockholders’ Equity

Class B Shares/Founders Shares

The Corporation is authorized to issue an unlimited number of no-par value Class B shares. Class B Shares, also referred to as Founder’s Shares, issued to the Founders representing a 100% interest in the Class B Shares and approximately 20% of the total Class A Restricted Voting Shares and Class B Shares. The Sponsor has agreed pursuant to an Exchange Agreement and Undertaking not to transfer any of its Founder’s Shares or Founder’s Warrants until after the Closing Date of a Business Combination, in each case other than transfers required due to the structuring of a Business Combination or unless otherwise permitted by the Exchange. The holders of the Class B Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval, other than the extension to the Permitted Timeline.

The Corporation issued 10,062,500 shares of Class B stock to the Sponsor at a price of $0.00248 per share for aggregate proceeds of $25,000. Upon the partial exercise of the Over-Allotment Option, the Sponsor relinquished 1,062,500 of such shares. At September 30, 2020 and December 31, 2019, the Sponsor owns 9,000,000 Class B Shares.

Proportionate Voting Shares

On or immediately following completion of a Business Combination, each Class A Restricted Voting Share (unless previously redeemed) will be automatically converted into one common share, and each Class B Share will be automatically converted on a 100-for-1 basis into new no-par value proportionate voting shares of the Corporation. No common shares or proportionate voting shares will be issued prior to the closing of a Business Combination. Proportionate voting shares may be converted into common shares, subject to certain limitations and conditions. Proportionate voting shares do not possess redemption rights.

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Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 6 - Commitments and Contingencies

Registration Rights and Lock-Up Agreement

Pursuant to the Underwriting Agreement, the Corporation will be, subject to certain exceptions, prohibited from issuing additional securities prior to the qualifying acquisition. Also, pursuant to the Underwriting Agreement and the Exchange Agreement and Undertaking, the Corporation and Sponsor will be subject to a lock-up until the closing of the qualifying acquisition. The Corporation will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Underwriters’ commissions of $13,500,000 at September 30, 2020 and December 31, 2019 are payable as follows:

	Per Class A Restricted
	Voting Unit	Amount
Upon the closing of a Business Combination	$0.325	$11,700,000
Subsequent to the closing of a Business Combination, at the discretion of the Corporation, and subject to certain limitations	0.050	1,800,000
	$0.375	$13,500,000

Note 7 - Related Party Transactions

Administrative Agreement

The Corporation has entered into an administrative services agreement with our Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities, and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial, or operational services or to help effect a Business Combination. The Corporation has agreed to pay up to $10,000 per month, plus applicable taxes for such services. The Corporation paid the Sponsor $30,000 for the three-months period and $90,000 for the nine-month period ended September 30, 2020 related to these services.

On April 14, 2020, the Corporation agreed to pay the Sponsor until Business Combination is consummated, for overhead costs incurred on behalf of the Corporation. The Corporation paid the Sponsor $100,531 for the three-month period and $172,347 for the nine-month period ended September 30, 2020 related to these costs.

Out-of-Pocket Expenses

The Corporation has further agreed to reimburse an affiliate of our sponsor for any out-of-pocket expenses incurred by directors, officers and consultants of the Corporation which were paid by the affiliate relating to certain activities on the Corporation’s behalf, including identifying and negotiating a Business Combination. The Corporation incurred $5,573 for the three-month and $82,494 related to expenses during the nine-month period ended September 30, 2020. At September 30, 2020 $1,008 of such expenses are included in accounts payable. At December 31, 2019, $35,737, of such expenses are reported as due to related party for such expenses.

Amounts due, if any, to the related party are deemed to be non-interest bearing.

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Bespoke Capital Acquisition Corp.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 8 - Fair Value

Following is a description of the valuation methodologies used for assets measured at fair value at September 30, 2020 and December 31, 2019. There have been no changes in methodologies used during the nine-month period ended September 30, 2020.

The Corporations Trust Account is invested in U.S. Treasury Bills maturing in August 2020 yielding interest of approximately 0.8%. The Corporation classifies its U.S. Treasury Bills as Level 1 measurements within the fair value hierarchy at both September 30, 2020 and December 31, 2019.

Note 9 - Subsequent Events

Transaction Agreement

On February 4, 2021, the Corporation announced that it entered into a Transaction Agreement with, among others, and Vintage Wines Estates, Inc. (“VWE”) to effect a merger (the resulting entity, “New VWE”). Pursuant to the Transaction Agreement and subject to the terms and conditions contained therein, a wholly owned subsidiary of the Corporation will merge with and into VWE with VWE surviving the merger as a wholly owned subsidiary of the Corporation (the “merger”); the Corporation will change its jurisdiction of incorporation from the Province of British Columbia to the State of Nevada (the “domestication”); and the Corporation will change its name to Vintage Wine Estates, Inc. (collectively, the “transactions”). The transactions are intended to constitute the Corporation’s qualifying acquisition. The execution of the Transaction Agreement resulted in the automatic extension of the Corporation’s Permitted Timeline in which to close a qualifying transaction to May 15, 2021.

On February 8, 2021 Class A Restricted Voting Shares were approved and began trading in the United States (U.S.) on the National Association of Securities Dealers Automated Quotations (“NASDAQ”) under the symbol “BSPE”. The Corporation’s Warrants will trade over-the-counter in the U.S. Class A Restricted Voting Shares and Warrants remain listed on the Toronto Stock Exchange.

Pursuant to a consulting agreement entered into between BCAC and Peter Caldini on March 10,2021, following completion of BCAC’s qualifying acquisition, Mr. Caldini will be entitled to receive a $500,000 consulting fee, payable in cash, and 100,000 profit interest units in a limited partnership that has an indirect economic interest in the Sponsor.

Coronavirus Pandemic

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods.

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